
February 27, 2024

Christina Maier
First Senior Vice President and Chief Financial Officer
Carver Bancorp, Inc.
75 West 125th Street
New York, NY 10027

> **Re: Carver Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2023**
> **File No. 001-13007**

Dear Christina Maier:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Marc Levy, Esq.